Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Management, L.L.C.

(Commission File No.: 001-31383)

Client Id: 77

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ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

EVENT DATE/TIME: MAY 17, 2018 / 11:00AM GMT

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

CORPORATE PARTICIPANTS

Al Monaco *Enbridge Inc. - President, CEO & Director*

John K. Whelen *Enbridge Inc. - Executive VP & CFO*

Jonathan Gould *Enbridge Inc. - Director, IR*

Vern Yu *Enbridge Inc. - Executive VP & CDO*

CONFERENCE CALL PARTICIPANTS

Andrew M. Kuske *Crédit Suisse AG, Research Division - MD, Head of Canadian Equity Research, and Global Co-ordinator for Infrastructure Research*

Andrew Ramsay Burd *JP Morgan Chase & Co, Research Division - Analyst*

Benjamin Pham *BMO Capital Markets Equity Research - Analyst*

Daniel Eric Lungo *BofA Merrill Lynch, Research Division - Research Analyst*

David Galison *Canaccord Genuity Limited, Research Division - VP of Research of Pipelines, Power and Utilities*

Greggory Price *Barclays Bank PLC, Research Division - Former Credit Analyst*

Linda Ezergailis *TD Securities Equity Research - Research Analyst*

Robert Michael Kwan *RBC Capital Markets, LLC, Research Division - Analyst*

Ross Payne *Wells Fargo Securities, LLC, Research Division - MD & Senior High Grade Analyst*

Russell Payne

Thomas Edward Abrams *Morgan Stanley, Research Division - Executive Director*

PRESENTATION

Operator

Welcome to the Enbridge, Inc. business update. My name is Candice, and I'll be your operator for today's call. (Operator Instructions) Please note that this conference is being recorded. I'll now turn the call over to Jonathan Gould, Director of Investor Relations. Jonathan, you may begin.

Jonathan Gould - *Enbridge Inc. - Director, IR*

Great. Thank you, Candice. Good morning, and welcome to Enbridge Inc's business update call where we'll be discussing the corporate simplification transactions that have been proposed and announced earlier today. With me this morning are Al Monaco, President and CEO of Enbridge Inc.; John Whelen, Executive Vice President and Chief Financial Officer; and Vern Yu, Executive Vice President and Chief Development Officer. So as per usual, this call is webcast and I encourage those listening on the phone to follow along with the supporting slides. A replay of the call will be available later this morning and a transcript will be posted to the website shortly thereafter. In terms of the Q&A, we will prioritize calls from the investment community only. If you're a member of the media, please direct your inquiries to our communications team, who will be happy to respond immediately. We're going to target keeping the call to half-an-hour today and may not be able to get to everybody, so please limit your questions to 1 and a follow-up as necessary. But as always, we will ensure that our Investor Relations team will be available for your follow-up questions afterwards.

Now before we begin, I will just point out that we may refer to forward-looking information on today's call. By its nature, this information contains forecast assumptions and expectations about future outcomes. So we remind you that it's subject to risks and uncertainties affecting every business, including ours. This slide includes a summary of the significant factors and risks that could affect Enbridge and its affiliates and are discussed more fully in our public disclosures filings available on both the SEDAR and EDGAR systems. So with that I'll now turn the call over to Al Monaco.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Thanks, Jonathan. Good morning, and thanks for joining us at this very early time. As you saw, from the news release this morning, we've made formal proposals to the boards of each of our sponsored vehicles; SEP, EEP, EEQ and ENF, to acquire all of their outstanding public equity securities. This is being done through separate all-share transactions, so we can think of it as a roll-up of our sponsored vehicles into Enbridge.

I'll make a few comments and then we'll open it up for Q&A. Although, we're restricted in what we're able to say as we expect to be in discussions with the independent special committees of the sponsored vehicle boards shortly. Most of you know, that Enbridge has had a long history with sponsored vehicles dating back to 1991, when EEP was formed to hold our U.S. liquids mainline system. Lots of activity since then and last year even, we took in SEP as part of the Spectra transaction. We've been very strong sponsors of these vehicles and taken numerous actions to support them over the years for the benefit of public unit holders of the sponsored vehicles and Enbridge shareholders, including right up to a few months ago, by eliminating the IDRs at SEP. For a good portion of their history our sponsored vehicles provided an attractive alternative source of funding and were effective in optimizing our overall cost to capital.

In short, they were a very good way to maximize the value of our assets and grow our pipeline business. Even after our supportive and streamlining actions recently it's clear that these advantages no longer exist. When we rolled out our 3-year plan in December, we made it clear that one of our priorities was to further streamline and simplify our corporate structure and that we're evaluating whether that could be done on a win-win basis for the benefit of both sponsored vehicle equity holders and Enbridge.

Since then, we've been further -- we've seen a further weakening in the MLP market generally, and in our case, being prohibited to access capital. In addition to investor preferences moving away from high-payout vehicles, the cumulative impact that reduced or eliminated tax allowance put more pressure on both EEP and SEP, as it did on other MLPs, with a proportion of cost-to-service base rates. And in Canada, ENF's cost of funding has increased to the point where its growth will be challenged. And ENF, in our view, is no longer a cost effective source of funding for Enbridge. So with that context there are several important and powerful benefits to Enbridge with the sponsored vehicle roll-up. These benefits will be realized by current Enbridge shareholders and it's our expectation also by the sponsored vehicle holders, who would become ENB owners with these transactions.

First, it simplifies the corporate structure so that all of our core liquids and natural gas assets are investable to a streamlined Enbridge, where the stability, predictability and growth in cash flows are even more transparent. Having all of our core assets under 1 roof will further surface the value of these highly strategic and irreplaceable systems, which should attract a premium valuation.

Second with the roll-up, we're acquiring more of what we already own, which we believe are the best energy infrastructure assets in the business, which carry a uniquely low risk profile.

Third, it's clear that with the recent FERC tax policy and U.S. tax reform changes, holding our assets in MLP structures is no longer advantageous for Enbridge. The roll-up of these MLPs will ensure we maximize cash flow by recovering tax allowance.

Fourth, and this is important, it's positive from a credit and funding perspective, as 100% of the cash flows generated by our assets, would be kept in the family and not paid out in third-party distributions. And we also retain cash flow to support capital investment.

And finally, we are not expecting a change to the 3-year DCF per share outlook, and we expect positive impacts post 2020, from tax and other synergies. We also see our proposals as an excellent outcome for the holders of SEP, EEP, EEQ and ENF, relative to their stand-alone outlooks and value. With the share exchange it's a one-time opportunity for our sponsored vehicle investors, not only to maintain interest in the assets they already own today, but also to participate in a very bright future as Enbridge shareholders. They would have a stake in a well-diversified asset base across the pipeline utility space in North America, with excellent commercial underpinning in these businesses, more opportunity to grow and significantly enhanced liquidity and balance sheet strength.

In the case of EEP, EEQ and SEP, the roll-ups eliminate the risk that they would face on a standalone basis, being reduced cash flow from the tax allowance changes, a weaker credit profile and a compromised distribution outlook. And their assets would move from a punitive structure to a

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

more efficient one. In the case of ENF, public shareholders there would enjoy ownership in premier gas transmission and gas utility franchises, in addition to what they already own and greater liquidity converting their holdings from a complex income fund structure into ownership of a leading streamlined shareholding in Enbridge. And finally, it's clear that the sponsored vehicles will be challenge going forward in raising cost-effective capital, thereby affecting their ability to grow.

So to summarize, we believe the roll-up makes sense for both Enbridge and the sponsored vehicles. We believe the proposed exchange ratios for each of the sponsored vehicles reflects fair value relative to their stand-alone values and allows owners of all of these entities to participate in the combined benefits of the roll-up. We're very pleased to be making these proposals to simplify our corporate structure and take action to mitigate risks raised by the recent FERC and tax reform changes, among other things. We're looking forward to discussing the merits of each proposal with their respective sponsored vehicle independent committees.

And this last slide we're putting up is really just a recap of the key priorities that we've been talking about since we rolled out our 3-year plan. We just reviewed this at our first quarter call. You can see we're making very good progress. And now with this proposal to roll-up the sponsored vehicles, you can see that we're moving things along well. So again, for the Q&A session, here we recognize that you got questions and will have more over the coming weeks, please note though that we will restrict our responses as we expect to be engaging with each of the special committees. It's important that we allow them sufficient time for consideration of the proposals. And we will share information with you as appropriate. So with that, I'm going to hand it back over to the operator to open up the lines for the Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Jeremy Tonet of J.P. Morgan.

Andrew Ramsay Burd - *JP Morgan Chase & Co, Research Division - Analyst*

It is actually Andy on for Jeremy. Congratulations on the announcement. I heard a reiteration of the DCF per share guidance to 2020 in your remarks, but what about the dividend growth expectations to 2020? Is that reiterated too? And then also do you plan on sustaining the current EEP distribution until the close of this? And also maintain the SEP growth guidance that you've given previously until the close of these transactions?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Okay. So on the first part of that, the answer is yes. I mentioned DCF, but that also applies to the other metrics as well being the dividend growth rate as well the credit metrics and other key parts of the guidance that we talked about. So, yes to that part. Let me see, what was the second question?

Andrew Ramsay Burd - *JP Morgan Chase & Co, Research Division - Analyst*

Distribution...

Al Monaco - *Enbridge Inc. - President, CEO & Director*

All right, on the distributions, yes sorry. On the distributions as we referred to last time on the call, we would keep our distributions in place for 2018 or obviously, if the transactions close before then, then that wouldn't be the case. But that is the plan for 2018, simply because we've got the cash flow in hand, and we are in good shape to continue to pay those distributions.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Andrew Ramsay Burd - *JP Morgan Chase & Co, Research Division - Analyst*

Great my follow-up is just on tax treatment. What's the expected tax impact for ENB? And then also what's the expected tax treatment for EEP and SEP public unit holders? Do you expect that this will be a taxable transaction?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Well, maybe just to review, so in the case of EEQ and ENF first, those won't be taxable transactions but for EEP and SEP, they would be. And as you would know, in those cases, it really -- the taxability is really dependent on when you acquire the units. From our analysis, it looks like there would be minimal tax, if any paid by the public unitholders of those 2 vehicles.

Operator

And our next question comes from Ben Pham of BMO.

Benjamin Pham - *BMO Capital Markets Equity Research - Analyst*

I've been wondering on the -- there's certain couple of different transactions you're proposing all friendly independents. And I'm more curious in the event where you get approval for 2 out of 4 or sorry 2 out of 3, 1 out 3 will that be something that doesn't really matter overall in terms of where you're moving forward? Is it more -- you have to simplify whether it's one transaction 2/3, you are still moving forward (inaudible?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Yes, I think that's generally right, Ben. So really the only condition here is between EEP and EEQ. So those would both have to be done.* But generally speaking, we would proceed with any and all of the transactions that we come to a landing on that works for us and the sponsored vehicles. So that's how we'll proceed. The other thing is, though, to keep in mind, is if for some reason, we can't proceed with one of them because we can't come to an agreement, then obviously, we'll have to think about other things. But for sure that will mean that we may take or will have to take other actions related to ensure -- ensuring the stability of that particular vehicle if that happens, but that's how it will work.

Benjamin Pham - *BMO Capital Markets Equity Research - Analyst*

Okay. And my follow-up is there is commentary on improved retained cash flows. And is that referring more to your key consolidated payout ratios that you are looking at? And any sense of generally how much an improvement that you saw from that or you expect from that?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

First of all, you're on the right track there. Essentially what we're doing is retaining all of the cash in-house so, I guess, maybe the way to look at it is the distributions that were currently paid out stay within the family and so that -- you're probably right, that's the way to think about it as the unconsolidated look. As to amount...

Vern Yu - *Enbridge Inc. - Executive VP & CDO*

Ben, that's not something we want to talk about right now, the magnitude of that retained cash flow.

* To clarify, the EEQ transaction will be conditioned on the consummation of the EEP transaction, but the EEP transaction will not be conditioned on consummation of the EEQ transaction.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Operator

And our next question comes from Andrew Kuske of Crédit Suisse.

Andrew M. Kuske - *Crédit Suisse AG, Research Division - MD, Head of Canadian Equity Research, and Global Co-ordinator for Infrastructure Research*

I guess the question is for Al, and it's just on the elimination of the structural subordination issue. I assume that you've talked with the debt raters before announcing the transaction, can you just confirm that to start off with?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Yes, we did speak to them about these proposals, at least a couple of weeks ago, and we've been obviously, keeping them up to date on how we're thinking about it. So again, as I mentioned in my remarks, we think this will be credit positive. John, I don't know if you want to add anything to the discussion?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

I think that's right. We've been keeping in very close contact with them, and I think they will view it positively generically any actions that we take other than the elimination of the public and the payments going out to the public would be something that would happen post-closing.

Andrew M. Kuske - *Crédit Suisse AG, Research Division - MD, Head of Canadian Equity Research, and Global Co-ordinator for Infrastructure Research*

So then just as a follow-up. Obviously, you address the cash flow loss from the FERC ruling that gets undone for the MLPs and then at the Inc level, you're just not receiving the distributions from the underlying, but the totality of the underlying cash flows. So you wind up with, I guess, effectively that benefit, the structural subordination goes away, and then I guess indirectly you eliminate the bail out dilemma and really the parental support. So is that really part of the strategic rationale if you clean everything up and then drive a higher valuation at the Inc level and improve the credit metrics? Is it really credit metric driven more than anything else?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Yes, it's -- the credit metrics, if you think about it really are the same, because on a consolidated -- we prepare that on a consolidated basis. So the cash is still the cash and the overall debt is still the same. So the metrics per se don't change. But I think you're on the right track, because the cash flow that we're retaining from not paying out the distributions is held in house so that is helpful from a credit point of view.

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

Yes, I think that's right Al. It's John. You are going to get that benefit. I would say we do look also and the agencies do look at things on an unconsolidated basis as well and there it's clear Andrew that you will get some improvement up at the holdco level on those metrics. Right-- right out of the gate as a result of the way we look at this. But in addition, what it does is provide the opportunity if everybody is within the same house, to move to some more efficient overall restructuring ultimately out of the debt funding structure for the company. So that's the down the road benefit.

Operator

And our next question comes from Robert Kwan of RBC Capital Markets.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Robert Michael Kwan - *RBC Capital Markets, LLC, Research Division - Analyst*

Just with the guidance you got neutral on the 3-year plan, I am just wondering are there comments around 2018 guidance as well as, John you mentioned your leverage, you look at it from a consolidated perspective, but is there anything particularly in the near term that changes your target metrics?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

No. Nothing changes with our target metrics, Robert.

Al Monaco - *Enbridge Inc. - President, CEO & Director*

So essentially just given the timing of this in particular, and we recently as you know, would've confirmed the annual guidance. There is really no change expected for '18, Robert.

Robert Michael Kwan - *RBC Capital Markets, LLC, Research Division - Analyst*

Okay and sorry, the 2018 DCF?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Same.

Robert Michael Kwan - *RBC Capital Markets, LLC, Research Division - Analyst*

Okay, last just on tax, given the share exchange, but I wanted to just confirm, is there anything as part of the transactions that you should think about in terms of tax leakage? Or is there anything that's going to be ongoing that we should be thinking about as you collapse the structures?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Yes, I think well at a high level. You know we will get a step up on the proportion of the assets that we're effectively buying from the public unitholders. So that benefit is likely to be seen post 2020. So that's a benefit that will be ongoing from the step up.

Vern Yu - *Enbridge Inc. - Executive VP & CDO*

That's true at the U.S. situation and in Canada, this will enable us to better tax optimize. So you'll see our run rate cash tax rate of about $400 million to $500 million a year, continue for a few years beyond 2020 with this transaction.

Robert Michael Kwan - *RBC Capital Markets, LLC, Research Division - Analyst*

Okay, so Vern it's about extending kind of the lower cash taxability, there's no material impact there in the interim?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

That's correct, Robert.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Operator

And our next question comes from Ross Payne of Wells Fargo.

Ross Payne - *Wells Fargo Securities, LLC, Research Division - MD & Senior High Grade Analyst*

Given the increased cash flow coming to ENB now and structurally all the assets are there. Is there a chance for a positive outlook by you guys? I know it is viewed as a credit positive, but do you expect any positive outlook or any change in ratings at the ENB level?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

John?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

Ross, we'll wait to see what the agencies have to say but we have been in fairly regular dialogue with them ongoing. I think they'll view it positively. I suspect they will need to see and wait for the transactions to be consummated and everything that flows with that. We'll be very conscious obviously as we go through any of that, the bondholders position through all of this. So I think generally they will view it positively, but I imagine that they will not take any specific action clearly until the transactions have closed.

Operator

And our next question comes from Tom Abrams from Morgan Stanley.

Thomas Edward Abrams - *Morgan Stanley, Research Division - Executive Director*

I missed the first part of the call so I apologize if you answered this. But in the SEP and EEP situations, take SEP first, you need a majority vote. Is that of the publicly held shares or the overall shares such that you basically control the vote? And then also similarly, with EEP that same logic, what is truly required from the public shareholders?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Right, so in the case of SEP, it is the majority of the outstanding units. So we would be able to vote our units in that case. In the case of EEP, it's 2/3 of the outstanding units that are required.

Thomas Edward Abrams - *Morgan Stanley, Research Division - Executive Director*

Of the unit that you do not hold?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

That's of the total.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Total.

Russell Payne

Of the total. Okay, so the vote is really not a hurdle. All right, just wanted to make sure I understood that.

Operator

And our next question comes from Linda Ezergailis of TD Securities.

Linda Ezergailis - *TD Securities Equity Research - Research Analyst*

I don't know if you're able to share with us some sense of sequencing and timeline. But for ENF, is there some sort of a document that you will be filing on SEDAR in advance of the vote? And can you comment on any sort of estimated timeline of how this -- sequencing of how this might unfold?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Right. So we're going to go through the discussions with each of the special committees, Linda. We expect that, that should ramp-up hopefully in early Q3. After that, yes, we would be filing the appropriate documents and that would be in advance of the votes that we just talked about. So we're hoping that by the end of the year, I think, in Q4 sometime, that we're be able to close off.

Linda Ezergailis - *TD Securities Equity Research - Research Analyst*

Okay, that's helpful. And can you comment on -- you mentioned something about the tax synergies post 2020. But can you elaborate on what sort of other synergies directly on your financial results, not just valuation you might realize?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Right. Well essentially, Linda, if you go through the list, it will be retention of the tax allowance, that's the first thing, relative to what the status quo would be, I guess, under the FERC changes and the tax rate reduction. We then -- that's one part of it. The second part of it is what we just talked about the tax deferral and as Vern pointed out, it's likely to be at least 2 to 3 year extension of the cash outlook that we have. There's probably some synergies, although, we can't quantify that yet related to John's comments around the credit and hopefully that comes to fruition. And then there'll be some other cost synergies along the way here with respect to eliminating public vehicles and so forth. So that's the broad categorization of synergy.

Linda Ezergailis - *TD Securities Equity Research - Research Analyst*

That's helpful. And again, just final question, I am know that you will not be able to comment on this at this point. But can you provide the basis that you use for establishing your share exchange other than the share price at market close yesterday?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Right. Well, I mean, broadly speaking, as I said, earlier on, we went through a pretty thorough analysis of what the outlook would be for each of these vehicles. So when you think about things like distribution growth in the future, as we outlined in the release, and what in the case of EEP, for

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

example, what would likely be a cash distribution reduction as early as '19. And then you think about the overall effectiveness of the vehicle in terms of its ability to raise capital, a couple of elements of that. The absolute levels of capital we raise these days is extremely low, as you know, in the MLP market generally, but then it's the cost of that capital in our case. I think you know that it's prohibitive. So really, when we look at those things and we put them all together, we're concluding that the values that we've offered are fair and that's the basis for the offers that we've made today.

Operator

And our next question comes from Harry Mateer of Barclays.

Greggory Price - *Barclays Bank PLC, Research Division - Former Credit Analyst*

This is Greg Price in for Harry. Just one quick question following up on the debt side. I think you may have alluded to it earlier, just curious if you contemplated cross guarantees at all within the debt structures going forward following the roll-up?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

It's John. It's probably premature to comment on that but there's a number of different ways that we can affect some of the complexity and structural subordination within the group. I wouldn't comment on anything specific, but we'll be thinking about all of that as we move through this next phase, leading into, hopefully, closing of these transactions.

Operator

And our next question comes from David Galison of Canaccord Genuity.

David Galison - *Canaccord Genuity Limited, Research Division - VP of Research of Pipelines, Power and Utilities*

Just a quick follow-up question. I didn't catch, for the dividend growth through 2020, was that still maintained?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

Yes. The guidance that we confirmed through '18 and then the 3-year dividend growth rate are unchanged.

David Galison - *Canaccord Genuity Limited, Research Division - VP of Research of Pipelines, Power and Utilities*

And you still expect the same target pay-out ratio of 50% to 60%?

Al Monaco - *Enbridge Inc. - President, CEO & Director*

That's the -- yes. The payout ratio and all the metrics that we guided to this point haven't changed because of this proposal or the closing of it expected later in the year.

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call

David Galison - *Canaccord Genuity Limited, Research Division - VP of Research of Pipelines, Power and Utilities*

How will this impact your funding plan. I know some of the -- there was no equity that was reported outside of the DRIP through the parent, but then there was opportunities for equity at the sub. So now with the subs rolled up, will that mean that there might be some changes to the -- just can you talk about what the changes would be to the funding plan?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

Yes, David, it's John. And again there was very, very modest amounts of equity that we put into that funding plan. And so really nothing changes overall in terms of the consolidated outlook at this stage. So I would not read anything into that.

David Galison - *Canaccord Genuity Limited, Research Division - VP of Research of Pipelines, Power and Utilities*

Okay. And then, I was under the understanding that with the ENF structure as is, unwinding it would trigger a tax liability. Is that the case or can you speak to that as well?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

No we didn't -- no, that wouldn't be the way we're envisioning this transaction to work, a tax liability.

Operator

And our next question comes from Dan Lungo of Bank of America Merrill Lynch.

Daniel Eric Lungo - *BofA Merrill Lynch, Research Division - Research Analyst*

Sorry, just a follow-up with 1 more question regarding the structural subordination and addressing that. Are you guys just planning to address the structural subordination between EEP, SEP and ENB? Or would you also include Texas Eastern and the notes outstanding at that entity -- or do you want to leave Texas Eastern out on its own?

John K. Whelen - *Enbridge Inc. - Executive VP & CFO*

I'd say it's a little bit premature to comment. As you're pointing out, there is debt at various levels of the structure. As you may have noticed, we've been working a way over time on simplification exercises. We did one where we have largely eliminated the debts that would've existed at the Spectra Corporation level post-merger. And so we'll consider all of those different things as we go to look to finalize the debt structure and we see how these roll-up transactions actually work. So again, probably premature to comment specifically on those things, but we will have obviously, the interest of the -- all the bondholders in line as we look at that.

Operator

Thank you, ladies and gentleman, we have reached our time limit for today's call. I'll turn the call back over to Jonathan Gould, for closing remarks.

Jonathan Gould - *Enbridge Inc. - Director, IR*

Great. Thanks, Candice. Again, a lot of ground to cover there and I appreciate everyone dialing in on short notice for this exciting news. As always, our IR team will be available to take any follow-ups that people may have. So as a reminder, contacts are myself, Jonathan Gould, for Enbridge

11

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MAY 17, 2018 / 11:00AM, ENB.TO - Enbridge Inc Proposed Restructuring - Business Update Call Inc.-related matters; Nafeesa Kassam for Enbridge Income Fund; and Roni Cappadonna for all Spectra Energy Partners and Enbridge Energy Partnersspecific follow-ups. So thank you everyone for your time this morning, have a great day. Operator Ladies and gentlemen, this does conclude today's conference. Thank you for participating and you may now disconnect. DISCLAIMERThomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based uponcurrent expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are morespecifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of theassumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION,THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUMEANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLECOMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved. 11519934-2018-05-18T15:35:17.90312 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibitedwithout the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FORWARD LOOKING INFORMATION

This transcript includes certain forward looking statements and information (FLI) to provide potential investors, shareholders and unitholders of Enbridge Inc. (Enbridge or the Company), Enbridge Income Fund Holdings Inc. (ENF), Enbridge Energy Partners, L.P. (EEP), Spectra Energy Partners, LP (SEP) and Enbridge Energy Management, L.L.C. (EEM or EEQ) with information about Enbridge, ENF, EEP, SEP, EEQ and their respective subsidiaries and affiliates, including management’s assessment of their future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this presentation contains FLI pertaining to, but not limited to, information with respect to the following: 2018 and future year strategic priorities and guidance; expected EBITDA or expected adjusted EBITDA; expected DCF and DCF/share; expected future debt/EBITDA; future financing options; expectations on sources and uses of funds and sufficiency of financial resources; secured growth projects and future growth, development and expansion program and opportunities; expected closing of announced dispositions and the timing thereof; future asset sales or other monetization transactions; distribution coverage; dividend and distribution growth and dividend and distribution payout expectations; expected impact of tax reform and FERC tax-related matters, including sponsored vehicle impacts; foreign exchange hedges; project execution, including capital costs, expected construction and in service dates and regulatory approvals; and system throughput, capacity and expansions.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by the FLI, including, but not limited to, the following: the expected supply of, demand for and prices of crude oil, natural gas, natural gas liquids and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability and performance; customer and regulatory approvals; maintenance of support and regulatory approvals for the projects; anticipated in-service dates; weather; governmental legislation; announced and potential dispositions and the timing and impact thereof; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBITDA or expected adjusted EBITDA; expected future cash flows and expected future DCF and DCF per share; estimated future dividends and distributions; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; economic and competitive conditions; changes in tax laws and tax rates; and changes in trade agreements. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators (including the most recently filed Form 10-K and any subsequently filed Form 10-Q, as applicable). Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by applicable law, we assume no obligation to publicly update or revise any FLI made in this presentation or otherwise, whether as a result of new information, future events or otherwise. All FLI in this presentation and all subsequent FLI, whether written or oral, attributable to Enbridge, ENF, EEP, SEP or EEQ, or persons acting on their behalf, are expressly qualified in its entirety by these cautionary statements.

IMPORTANT NOTICE TO INVESTORS

This transcript is not a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell common units of SEP, Class A common units of EEP, Listed Shares of EEQ or common shares of ENF and it is not a substitute for any proxy statement or other filings that may be made with the Securities and Exchange Commission (“SEC”) should these proposed transactions go forward. If such documents are filed with the SEC, investors will be urged to thoroughly review and consider them because they will contain important information, including risk factors. Any such documents, once filed, will be available free of charge at the SEC’s website (www.sec.gov) and from Enbridge and SEP, EEP, EEQ and ENF as applicable.